Exhibit 99.3

July 31, 2014

The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.
Via MAGNA	Via MAGNA

Dear Sirs,

Re. Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding a Transaction with a Controlling Shareholder Not Requiring the Approval of a General Meeting of Shareholders

An immediate report is hereby filed in accordance with Regulation 37A(5) of the Securities Regulations (Periodic and Immediate Reports), 1970 regarding the renewal of officers and directors insurance for the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, and for the Executive Vice Chairman of the Company’s Board of Directors, Mr. Dori Segal, who are included among the controlling shareholders (indirectly)1 of the Company, as follows:

1.	In accordance with a resolution passed at the Company’s general meeting of shareholders in January 2012, the directors and officers of the Company have liability insurance, with coverage of U.S.$ 75 million per event and per year (with an overall maximum coverage limit of up to U.S.$ 100 million that was originally approved at the aforementioned general meeting of shareholders). Pursuant thereto, the Company’s Audit Committee and its Board of Directors gave approval, in December 2011, for this insurance coverage to also apply to Mr. Chaim Katzman, one of the Company’s controlling shareholders. For further details regarding the insurance, refer to the immediate report from December 5, 2011 (reference no.: 2011-01-353178) regarding a transaction and the convening of a general meeting, with the information included therein being presented here by means of this reference.

[1]	For purposes of the Company’s filings pursuant the Securities Exchange Act of 1934, as amended, Mr. Segal may be deemed to be a beneficial owner of the Company while Mr. Katzman may be deemed to control the Company.

2.	As resolved by the aforementioned general meeting of shareholders, the insurance of the directors and officers of the Company may be renewed from time to time, with the approval of the Audit Committee and the Board of Directors, subject to the terms and conditions detailed in the aforesaid report, one of which is that the last renewal by virtue of said resolution is to be for a period ending not later than on the expiration of five years from the date of the aforementioned general meeting resolution.

3.	Approval of the renewal of the officers and directors insurance for Messrs. Katzman and Segal falls under the provisions of Section 275 of the Companies Law, 1999, pursuant to which transactions that deal with the terms of service or employment of a controlling shareholder have to be approved once every three years.

4.	The inclusion of the Chairman of the Company’s Board of Directors and its Executive Vice Chairman, Messrs. Chaim Katzman and Dori Segal, in the officers’ insurance policy was approved unanimously on July 23, 2014 by the Company’s Compensation Committee and on July 30, 2014 by the Company’s Board of Directors, inter alia, in accordance with Regulation 1B(5) of the Companies Regulations (Reliefs on Transactions with Interested Parties), 2000 (the “Reliefs Regulations”). The reasons for approving the transactions, as resolved by the Compensation Committee and the Board of Directors, included the following: (a) officers’ and directors’ liability insurance is required in order to allow the officers and directors to act freely for the benefit of the Company and is common practice at companies of a similar size to that of the Company; (b) the terms and conditions of the insurance and the coverage by virtue thereof in relation to Messrs. Katzman and Segal are identical to the terms and conditions of the insurance and the coverage in relation to the rest of the directors and officers of the Company, are at market terms and are unlikely to have a significant impact on the profitability of the Company, its assets or its liabilities; (c) there is no justification for differentiating in this matter between directors and officers who are controlling shareholders of the Company and those who are not controlling shareholders thereof, and it is therefore proposed that the terms and conditions of the insurance that apply to the rest of the directors and officers of the Company will also apply in an identical fashion to Messrs. Katzman and Segal; and (d) the grant of insurance to all the Company’s officers and directors, including Messrs. Katzman and Segal, was approved in the past by the Audit Committee, the Board of Directors and the general meeting of the Company’s shareholders, and the topic currently under discussion is only the renewal of the policy.

5.	Pursuant to Regulation 1C of the Relief Regulations, if one or more controlling shareholders, who hold at least one percent of the issued capital or the voting rights of the Company, give written notice of their objection to granting the relief provided by the above regulations, not later than fourteen days from the date of publishing this report, approval of the general meeting of shareholders will be required for the transaction; whereat one of the two following conditions will be fulfilled: (a) the count of the majority of the votes at a general meeting will be comprised of a majority of the total votes of the shareholders not having a personal interest in passing the resolution, who participate in the vote (in counting the total number of votes of the aforementioned shareholders, abstentions will not be taken into account); or (b) the total number of votes cast against passing the resolution by the shareholders referred to in subsection (a) above will not exceed two percent of the Company’s total voting rights.

Gazit-Globe Ltd.

Signed by:	Gil Kotler, Senior Executive Vice President and Chief Financial Officer
Varda Zuntz, VP Corporate Responsibility